FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


   (Mark One)

    [X]     ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2002

                                      OR

    [   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________

                       Commission file number:  1-13923



                       WAUSAU-MOSINEE PAPER CORPORATION
                          SAVINGS AND INVESTMENT PLAN
  (Full title of the plan and the address of the plan, if different from the issuer named below)



                       WAUSAU-MOSINEE PAPER CORPORATION
                            1244 KRONENWETTER DRIVE
                            MOSINEE, WI 54455-9099
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                       WAUSAU-MOSINEE PAPER CORPORATION
                          SAVINGS AND INVESTMENT PLAN
TABLE OF CONTENTS


                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits, December 31, 2002 and 2001 2

 Statements of Changes in Net Assets Available for Benefits,
     Years Ended December 31, 2002 and 2001                                  3

 Notes to Financial Statements                                             4-8

SUPPLEMENTAL SCHEDULE -

 Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for
     Investment Purposes, December 31, 2002                                  9


 Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

                                       -i-

INDEPENDENT AUDITORS' REPORT


To the Wausau-Mosinee Paper Corporation
Savings and Investment Plan
Mosinee, Wisconsin:

We have audited the accompanying statements of net assets available for benefits of Wausau-Mosinee Paper Corporation Savings and Investment Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




May 23, 2003

WAUSAU-MOSINEE PAPER CORPORATION
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001


                                                               2002           2001
ASSETS:
  Cash and cash equivalents                             $     70,669         $21,562
  Investments                                            134,876,939     152,911,445

  Contributions receivable:
    Employer                                                  79,779          50,876
    Participants                                             113,458         159,250

           Total contributions receivable                    193,237         210,126

    Accrued income                                           159,963         133,453
    Other receivables                                              -          58,057

           Total assets                                  135,300,808     153,334,643

LIABILITIES:
  Other liabilities                                          145,328               -

           Total liabilities                                 145,328               -

NET ASSETS AVAILABLE FOR BENEFITS                       $135,155,480    $153,334,643

See notes to financial statements.

WAUSAU-MOSINEE PAPER CORPORATION
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                  2002          2001
ADDITIONS:
  Contributions:
    Employer                                                  $2,548,188    $2,212,729
    Participants                                               9,912,228     9,808,914
    Participant rollovers                                        299,393        62,994

           Total contributions                                12,759,809    12,084,637

Interest income                                                1,755,068     1,592,638
Dividend income                                                  366,843       534,325

           Total additions                                    14,881,720    14,211,600

DEDUCTIONS:
  Net depreciation in fair value of investments               24,675,452    17,887,052
  Distributions to participants                                8,269,827     7,238,199
  Administrative expenses                                        115,604       158,257

           Total deductions                                   33,060,883    25,283,508

NET DECREASE                                                 (18,179,163)  (11,071,908)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                          153,334,643   164,406,551

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                               $135,155,480  $153,334,643

See notes to financial statements.
                                       -3-


WAUSAU-MOSINEE PAPER CORPORATION
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1.  PLAN DESCRIPTION

    The following brief description of the Wausau-Mosinee Paper Corporation Savings and Investment Plan (the "Plan") is provided for general information purposes only. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and Section 401 of the Internal Revenue Code ("IRC"). Participants should refer to the Plan document for more complete information.

    An employee initially becomes eligible to participate at times varying from one day of service to 120 days of service, depending upon the employee's classification and his or her employment date.

    General - The Plan was established on January 1, 1988. It is a defined contribution plan that covers all full-time salaried and non-union hourly, and all collectively bargained common law employees of Wausau-Mosinee Paper Corporation and its subsidiaries (the "Company").

    Contributions - Participants are allowed to contribute up to 16% of their gross annual compensation, as defined in the Plan document. Contributions are subject to certain limitations.

    The Plan allows participants to rollover distributions from another employer's retirement plan or an annuity contract as contributions, subject to certain restrictions. Participants may deposit any portion of a distribution that has not been taxed, provided the deposit is eligible for rollover under the IRC. These deposits are not subject to the contribution limitations under the IRC. The Company does not match these contributions.

    Non-Bargained Employees - The Company currently matches non-bargained participant contributions at a rate of $0.50 for every $1.00 contributed on the first 3% and $.35 for every $1.00 contributed on the second 3%, up to 6% of a participant's annual compensation as defined in the Plan.

    The Plan allows the Board of Directors to determine a discretionary matching contribution to be made for participants employed on the last day of the year or who terminated employment during the year due to death, retirement on or after attainment of age 55, or disability. There were no discretionary matching contributions for the years ended December 31, 2002 and 2001.

    Bargained Employees - The Company matching contribution differs by collective bargaining unit. Bargained employees of certain collective bargaining units do not receive a matching contribution while other employees receive a matching contribution. The maximum matching contribution of any collective bargaining unit was $2.01 per $1.00 contributed up to 3% of a participant's annual gross compensation.
                                       -4-
    Investment Options - The Plan allows participants to direct the investment of all contributions and related earnings among various mutual funds, pooled equity and fixed income funds, and a Company common stock fund consisting of common stock of the Company and short-term, interest bearing instruments.

    Allocation of Investment Income (Loss) - Each participant's account is allocated investment income (loss) based upon the specific investment options chosen and in the proportion that an individual participant's account balance bears in relation to total account balances under the Plan.

    Vesting - Participants are fully vested in their salary deferral and rollover contributions plus earnings/losses thereon. Vesting in the Company's matching contributions, plus actual earnings/losses thereon is based on years of service and the participant's employment status as either non-bargained or bargained.

    Non-bargained participants are fully vested in the Company's contributions after three years of vesting service, or at the rate of 33 1/3% per year of service. Bargained participants vest in the Company's matching contributions according to varying vesting schedules depending on the terms of the applicable collective bargaining agreement. A year of vesting service consists of a calendar year in which an employee works a minimum of 1,000 hours for the Company.

    Participant contributions and earnings thereon, rollover contributions, and vested Company contributions and earnings thereon may be withdrawn for any reason after a participant reaches age 59 1/2 or at any age if a participant demonstrates financial hardship. Financial hardship withdrawals are subject to government regulation and may be subject to a 10% penalty.

    Benefits - On termination of service due to death, disability, or retirement, the vested portion of a participant's account is payable to the participant, or a named beneficiary, based on the participant's elected payment method. The payment options available are lump-sum or periodic payments. A nontransferable annuity optional form of benefit was available prior to October 1, 2002.

    Forfeitures - Plan forfeitures arise as a result of participants who terminate service with the Company before becoming fully vested in the Company's contribution. These forfeitures are used to reduce future Company contributions. Certain forfeitures relating to the Mosinee Thrift Plan prior to January 1, 1999 are allocated to certain participant accounts in accordance with the Plan document. The amount of forfeitures available at December 31, 2002 and 2001 was $368,131 and $388,691, respectively.

    Participant Loans - Participants may borrow from their accounts. Loan transactions are treated as a segregated investment of the participant's account. Loan terms range from one to five years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50% of the participant's account balance or $50,000, and are secured by the balance in the participant's account. The loans bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company's employee benefits committee. Interest rates on existing loans range from 4.25% to 10.50%. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, outstanding balances become due and
                                       -5-
    payable to the Plan, unless the borrower elects to continue making repayments in accordance with the promissory note evidencing the loan.

    Plan Expenses - Administrative expenses charged by the third party administrator and all other expenses incurred in conjunction with the Plan are paid by the Company. Investment advisory and management fees are allocated proportionately to Plan participants based on their respective account balances. Loan fees are charged directly to the participant's account against the investment option for which the loan was originally charged.

    Plan Termination - Although it has not expressed any intent to do so, Wausau-Mosinee Paper Corporation has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all account balances of the participants become fully vested. The account will be held under the Plan and continue to accrue investment earnings until all vested benefits have been distributed according to the terms of the Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

    Benefits - Benefits are recorded when paid. All benefit payments requested in 2002 and 2001 were distributed in 2002 and 2001, respectively.

    Investments - The Plan's various mutual fund and company stock investments are carried at fair value which represents the quoted market values of the underlying investments on the last business day of the plan year including current income and investment expenses. Investments in the M&I Stable Principal Fund are stated at contract value which approximates fair value.

    Loans are stated at estimated fair value and are deemed collectible. Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

    Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

    Net depreciation in fair value of investments on the statements of changes in net assets available for benefits includes both unrealized appreciation or depreciation and realized gains and losses. Interest and dividends are identified separately.

    Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    Investment securities are exposed to various risks including but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it
                                       -6-
    is reasonably possible that changes in the value of investment securities will occur in the near term.

3.  INVESTMENTS

    The following represents a summary of the fair value of investments at December 31, 2002 and 2001. Investments that individually represent 5% or more of the Plan's net assets available for benefits are separately identified.

                                                           ASSET FAIR VALUE

                                                          2002          2001

INVESTMENTS AT FAIR VALUE AS DETERMINED
  BY QUOTED MARKET PRICE
Common/collective trusts:
  Northern Capital Management Fund                      $26,592,928   $39,089,063
  Wausau-Mosinee Common Stock Fund                        6,994,381     8,125,314

           Total common/collective trusts                33,587,309    47,214,377

Pooled separate accounts                                  4,621,599     4,169,853

Registered investment companies:
  ABN AMRO/Chicago Capital Growth Fund                   10,900,025             -
  Brandywine Blue Chip Fund                               8,799,471    11,496,117
  Dreyfus S&P 500 Index Fund                                      -     8,511,992
  Fidelity Magellan Fund                                          -     9,996,403
  Janus Twenty Fund                                               -    13,240,257
  Thompson Plumb Growth Fund                              8,384,066             -
  Other                                                  26,009,557    27,360,271

           Total registered investment companies         54,093,119    70,605,040

INVESTMENTS AT ESTIMATED VALUE

Participant loans                                         2,348,625     1,881,257

INVESTMENTS AT CONTRACT VALUE

Investment contracts between financial institutions -
  M&I Stable Principal Fund                              40,226,287    29,040,918

TOTAL INVESTMENTS                                      $134,876,939  $152,911,445

    During 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                      NET CHANGE IN
                                                        FAIR VALUE
                                                    2002           2001
INVESTMENTS AT FAIR VALUE DETERMINED
  BY QUOTED MARKET PRICE:
  Common/collective trusts                          $(9,023,058)    $2,736,228
  Pooled separate accounts/investment contract         (644,032)      (156,889)
  Registered investment companies                   (15,008,362)   (20,466,391)

                                                   $(24,675,452)  $(17,887,052)

4.  INVESTMENT CONTRACT

    In 2002 and 2001, the Plan maintained an investment contract with Marshall & Ilsley Trust Company ("M&I"). Contributions are maintained in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by M&I. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by M&I. Contract value represents contributions made under the contract plus earnings, less plan withdrawals and administrative expenses. The average yield and crediting interest rates on the contract were 4.93% and 5.23%, respectively, for the year ended December 31, 2002 and 5.55% for the year ended December 31, 2001. The basis and frequency of determining the crediting interest rate is done on a daily basis. There were no guarantees or limitations on the contract at December 31, 2002 and 2001.

5.  TAX-EXEMPT STATUS OF THE PLAN

    The Internal Revenue Service has determined and informed the Company by a letter dated August 23, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. On February 28, 2002, the Company applied for a new determination letter concerning the qualification of the Plan. However, the Plan administrator and Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

                                  * * * * * *

WAUSAU-MOSINEE PAPER CORPORATION
SAVINGS & INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS
HELD FOR INVESTMENTS PURPOSES
DECEMBER 31, 2002


                                         DESCRIPTION OF INVESTMENT
                                          INCLUDING MATURITY DATE,               NUMBER
       IDENTITY OF ISSUE, BORROWER,      RATE OF INTEREST, COLLATERAL,         OF SHARES/      FAIR
         LESSOR OR SIMILAR PARTY           PAR OR MATURITY VALUE               PAR VALUE       VALUE
Marshall & Ilsley Trust Company*      Common/collective trust - Northern       2,995,358  26,592,928
                                       Capital Management Fund
Marshall & Ilsley Trust Company*      Common/collective trust - Wausau-Mosinee   619,086   6,994,381
                                       Common Stock Fund
Marshall & Ilsley Trust Company*      Pooled separate account - M&I Aggressive    42,518     808,030
                                       Balanced Portfolio Fund
Marshall & Ilsley Trust Company*      Pooled separate account - M&I Moderate     128,905   2,326,658
                                       Balanced Portfolio Fund
Marshall & Ilsley Trust Company*      Pooled separate account - M&I               75,816   1,486,911
                                       Diversified Stock Portfolio Fund
Marshall & Ilsley Trust Company*      Pooled separate account - M&I Stable    40,226,287  40,226,287
                                        Principal Fund
AIM Small Cap Growth Fund             Registered investment company - AIM         23,577     435,699
                                        Small Cap Growth Fund
Artisan International Fund            Registered investment company - Artisan    378,815   5,602,669
                                        International Fund
Brandywine Blue Chip Fund             Registered investment company -            477,972   8,799,471
                                        Bradywine Blue Chip Fund
ABN AMRO/Chicago Capital Growth Fund  Registered investment company - ABN        603,211  10,900,025
                                        AMRO/Chicago Capital Growth Fund
Fidelity Advisor Equity Income Fund   Registered investment company - Fidelity   151,614   3,079,272
                                        Advisor Equity Income Fund
MFS Mid Cap Growth Fund               Registered investment company - MFS Mid    735,710   4,164,116
                                        Cap Growth Fund
Marshall Mid Cap Value Fund           Registered investment company - Marshall   111,897   1,177,158
                                        Mid Cap Value Fund
Royce Opportunity Fund                Registered investment company - Royce      155,050   1,136,516
                                        Opportunity Fund
Thompson Plumb Balanced Fund          Registered investment company - Thompson   247,651   3,831,158
                                        Plumb Balanced Fund
Thompson Plumb Growth Fund            Registered investment company - Thompson   240,162   8,384,066
                                        Plumb Growth Fund
Vanguard 500 Index Fund               Registered investment company - Vanguard    81,121   6,582,969
                                         500 Index Fund
Participant Loans*                    Rate during year 4.25% - 10.50%          2,348,625  $2,348,625

Total assets held for investment purposes                                               $134,876,939

* Party-in-interest.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Wausau-Mosinee Paper Corporation Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    WAUSAU-MOSINEE PAPER CORPORATION
                                    EMPLOYEE BENEFITS COMMITTEE



DATE: June 30, 2003                 By: STUART R. CARLSON
                                        Stuart R. Carlson
                                        Chairman
                                       -10-


                                 EXHIBIT INDEX
                                      TO
                                   FORM 11-K
                                      OF
                       WAUSAU-MOSINEE PAPER CORPORATION
                          SAVINGS AND INVESTMENT PLAN
                     FOR THE YEAR ENDED DECEMBER 31, 2002
                 Pursuant to Section 102(d) of Regulation S-T
                        (17 C.F.R. {section}232.102(d))



Exhibit 23.1  Consent of Deloitte & Touche LLP

Exhibit 99.1  Certification under Section 906 of Sarbanes-Oxley Act of 2002
                                       -11-